March 18, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Laura Nicholson
Special Counsel

Re:	MESA AIR GROUP, INC.
Amendment No. 1 Registration Statement on Form S-3
Filed January 25, 2021
File No. 333-251290

Dear Ms. Nicholson:

This letter sets forth the responses of Mesa Air Group, Inc. (“we”, “our” or “the Company”) to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by letter dated February 8, 2021.

For your convenience, the Staff’s comments are restated below in bold type and are followed by our responses.

Amendment No. 1 to Registration Statement on Form S-3

Incorporation of Certain Information by Reference, page 2

1.	Please revise to specifically incorporate by reference your current report on Form 8-K filed on December 11, 2020.

Response:

We respectfully acknowledge the Staff’s comment and have revised disclosure set forth under the heading “Incorporation of Certain Information by Reference” at page 2 to include the Company’s current report on Form 8-K filed on December 11, 2020, as well as the additional current reports on Form 8-K recently filed by the Company.

Exhibits

2.

Please obtain and file a revised opinion regarding the legality of the warrants that addresses whether the warrants are binding obligations of the registrant. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19. In addition, please ensure that such opinion is signed by counsel.

Response:

We respectfully acknowledge the Staff’s comment and have filed a revised opinion regarding the legality of the warrants to address whether or not the warrants are binding obligations of the registrant.

If you have any additional questions or comments, please feel free to contact me directly at (602) 685-4000 (email: brian.gillman@mesa-air.com) with any questions.

Very truly yours,

/s/ Brian S. Gillman
Brian S. Gillman Executive Vice President & General Counsel